EXHIBIT 99.1

News Release

Kamada Reports Updated Data from European Phase 2/3 Clinical Study of
 Inhaled Alpha-1 Antitrypsin to Treat AAT Deficiency

 Additional analyses demonstrate that inhaled AAT is able to change the nature of exacerbations to events with fewer symptoms (statistically significant), a change that correlates with the benefit seen in lung function.

Data highlighted in panel discussion with renowned pulmonology experts who specialize in treating patients with alpha-1 antitrypsin deficiency will serve as basis for MAA submission in Europe

NESS ZIONA, Israel (May 20, 2015) – Kamada Ltd. (NASDAQ and TASE: KMDA), a plasma-derived protein therapeutics company focused on orphan indications, reports the discussion of the updated data from the Company’s European and Canadian Phase 2/3 clinical study of inhaled alpha-1 antitrypsin (AAT) to treat alpha-1 antitrypsin deficiency (AATD) during a panel discussion entitled, “New Treatment Prospects for AATD Patients: Results from a Phase 2/3 Inhaled AAT Trial,” which was chaired by Robert A. Sandhaus, Ph.D., M.D., FCCP, Founder and Director of the Alpha1- Antitrypsin Deficiency Program at National Jewish Health Hospital in Denver, Colorado, and the Clinical Director of the Alpha-1 Foundation.  The panel included Key Opinion Leaders (KOLs) who specialize in treating patients with AATD, and was held during the American Thoracic Society (ATS) 2015 International Conference held from May 15-20, 2015 in Denver, Colorado.

The slides from the presentation are now available and a video of the panel discussion in its entirety will be available on the homepage of the Company’s website at www.kamada.com beginning May 25, 2015.

In addition to previously announced results that focused on the statistically significant lung function beneficial effect, additional data on the nature of symptoms of the first exacerbation, a clinically important measurement, were reported during the panel session.  In the study, three major exacerbation symptoms comprised the severity nature of an exacerbation:  dyspnea, sputum volume and sputum color.  These symptoms were scored by patients using a daily electronic diary device.

The inhaled AAT treated group showed a statistically significant lower symptoms score (for both dyspnea and volume) for patients who experienced first exacerbation versus the placebo group for events:

•	0-10 days for dyspnea the AAT group scored 11.94 vs 12.25 for placebo, p=0.0243
•	0-14 days for dyspnea the AAT group scored 11.58 vs 11.78 for placebo, p=0.0817
•	0-10 for sputum volume the AAT group scored 1.27 vs 1.38 for placebo, p=0.0334,
•	0-14 days for sputum volume the AAT group scored 1.23 vs 1.32 for placebo, p=0.0595

In addition, the inhaled AAT group had a lower percentage of patients who experienced all 3 symptoms during the first exacerbation (type I exacerbation) of the first exacerbation versus the placebo group (18.8% vs. 31.3%, p=0.06).

Key highlights of the updated data set include:

•	Statistically significant lung function efficacy
•	Change in the nature of exacerbations (reduction in number of Type 1- exacerbations (trend) and reduction in dyspnea score (statistically significant)
•	The trial did not achieve statistical significance in primary endpoint of time to first exacerbation
•	The drug is safe and tolerable

Key comments by the KOLs who participated in the panel discussion:

“The lung function results seen in this study are striking and the change is quite rapid.  This is the first time a controlled randomized study in AATD has demonstrated actual efficacy in lung function, the gold standard endpoint in respiratory trials, “ said Kenneth R. Chapman, M.D., Director, Canadian Registry Alpha-1 Antitrypsin Deficiency, Asthma and Airway Centre, Toronto Western Hospital, University of Toronto, Toronto, Canada.

“These results reinforce the known anti-inflammatory effects of AAT on neutrophil migration and elastase release, and thereby, on inflammation in the lung.  This is a very important finding as it could be applicable in a number of respiratory conditions where lung inflammation exists,” explained Gerry McElvaney, M.D., Professor of Medicine at Royal College of Surgeons in Ireland (RCSI), Dublin Ireland.

“The change in lung function would support the use of this treatment in our AATD patient population and I would be most interested in seeing the long-term benefits of this therapy in these patients,” stated Jan Stolk, M.D., Department of Pulmonology, Leiden University Medical Center, Leiden, The Netherlands.

“The study has shown that inhaled AAT has the capacity of changing the nature of exacerbation events. The results indicated that the treatment lead to exacerbations with fewer symptoms. This change was associated with a benefit in lung function which may explain the effect,“ noted Robert A. Stockley, M.D., Lung Investigation Unit, Queen Elizabeth Hospital, Birmingham University, Birmingham, United Kingdom.

“We are especially pleased to report updated results from our European Phase 2/3 clinical study, which showed clinically and statistically significant improvements in spirometric measures of lung function and complementary efficacy in the severity of the first exacerbation.  These data are particularly exciting as they demonstrate clinical primacy in efficacy for inhaled AAT specifically and in AATD in general,” stated David Tsur, co-founder and Chief Executive Officer of Kamada.

“We continue with our plans to submit a Marketing Authorization Application with the European Medicines Agency for approval of our inhaled AAT by year-end 2015 and are confident that the totality of this data set will support our efforts to bring inhaled AAT to the market place in order to provide an adequate, efficacious, safe and easy-to-use answer to the current unmet medical need of these orphan patients.

“We remain committed to the AATD patient community and appreciate the ongoing support for and recognition of these positive data from the leading clinicians in the field and from patient advocacy groups worldwide,” concluded Mr. Tsur.

About Kamada
Kamada Ltd. is focused on plasma-derived protein therapeutics for orphan indications, and has a commercial product portfolio and a robust late-stage product pipeline.  The Company uses its proprietary platform technology and know-how for the extraction and purification of proteins from human plasma to produce Alpha-1 Antitrypsin (AAT) in a highly-purified, liquid form, as well as other plasma-derived proteins. AAT is a protein derived from human plasma with known and newly-discovered therapeutic roles given its immunomodulatory, anti-inflammatory, tissue-protective and antimicrobial properties. The Company’s flagship product is Glassia®, the first and only liquid, ready-to-use, intravenous plasma-derived AAT product approved by the U.S. Food and Drug Administration. Kamada markets Glassia in the U.S. through a strategic partnership with Baxter International.  In addition to Glassia, Kamada has a product line of nine other injectable pharmaceutical products that are marketed through distributors in more than 15 countries, including Israel, Russia, Brazil, India and other countries in Latin America, Eastern Europe and Asia.  Kamada has five late-stage plasma-derived protein products in development, including an inhaled formulation of AAT for the treatment of AAT deficiency that completed pivotal Phase 2/3 clinical trials in Europe and entered Phase 2 clinical trials in the U.S. Kamada also leverages its expertise and presence in the plasma-derived protein therapeutics market by distributing 10 complementary products in Israel that are manufactured by third parties.

Cautionary Note Regarding Forward-Looking Statements
This release includes forward-looking statements within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended, Section 21E of the U.S. Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995.  Forward-looking statements are statements that are not historical facts, such as statements regarding assumptions and results related to financial results forecast, commercial results, timing and results of clinical trials and EMA and U.S. FDA authorizations.  Forward-looking statements are based on Kamada’s current knowledge and its present beliefs and expectations regarding possible future events and are subject to risks, uncertainties and assumptions.  Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of several factors including, but not limited to, unexpected results of clinical trials, delays or denial in the U.S. FDA or the EMA approval process, additional competition in the AATD market or further regulatory delays.  The forward-looking statements made herein speak only as of the date of this announcement and Kamada undertakes no obligation to update publicly such forward-looking statements to reflect subsequent events or circumstances, except as otherwise required by law.

Contacts:	Anne Marie Fields
Gil Efron	LHA
CFO	212-838-3777
ir@kamada.com	afields@lhai.com